Exhibit 3

Hershey Strategic Capital, LP

888 7th Avenue, 17th Floor

New York, New York 10019

July 9, 2014

Peter Woodward

MHW Capital Management LLC

Re:	Directorship at Precision Optics Corporation, Inc. (the “Company”)

Dear Mr. Woodward:

In consideration of the compensation you will receive as a director of the Company and, in accordance with the determination of Hershey Strategic Capital, LP (“Hershey”) to require the Company to appoint you as a member of the Board of Directors of the Company pursuant to the rights granted to Hershey in that certain purchase agreement dated as of July 1, 2014 among the Company and Hershey, you agree as follows:

1.	to serve as a director of the Company; and

2.	upon the written request of Hershey, to immediately resign as a director of the Company.

It is further acknowledged by Hershey and you that so long as you serve as a director of the Company you shall discharge your duties as a director in a manner you reasonably believe to be in the best interest of the corporation in accordance with Section 8.30 of the Massachusetts Business Corporations Law.

Sincerely,

/s/ Adam Hersey
Adam Hershey

The undersigned hereby agrees to the foregoing this 9th day of July, 2014.

/s/ Peter Woodward
Peter Woodward